

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 19, 2008

Ms. Mary A. Spio
Director, President and CEO
Gen2Media Corporation
2295 S. Hiawassee Road
Suite 414
Orlando, FL 32835

      Re: Gen2Media Corporation
          Amendment No. 4 to Form S-1
          Filed June 10, 2008
          File No. 333-147932

Dear Ms. Spio:

We have reviewed your amended filing and response letter dated June 10, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Management's Discussion and Analysis or Plan of Operation, page 13
Plan of Operations and Financing Needs, page 13

1.   Please disclose the amount you expect to be paid from the Coca Cola contract in June and July.

2.　　We note your response to prior comment 4 and have additional comments as follows:

- Refer to your statement that you expect to "realize substantial revenue beginning in June, 2008 and … achieve sustained revenue and profitability beginning in said time." Please qualify your disclosure to state, if true, that sustained revenue and profitability is not reasonably assured.

- Please disclose your contract backlog. Refer to Item 101(C)(1)(viii) of Regulation S -K.

- Please replace "July 97" with the correct effective date for the written Emmis agreement.

- It is unclear to us why you stated that "revenue will continue indefinitely" and that "revenue from Emmis as well as other clients … are expected to sustain the Company's operating indefinitely." In this regard, we note that renewal of the Emmis' contract is outside your control and that as of the date of your filing, you have no other contracts already in place which will generate revenues indefinitely. Further, we note your statement that "there can be no assurance that those contracts will result in sufficient revenue and profit, and there is risk inherent in the revenue share agreements because [you] cannot accurately predict how much revenue will result from those partnerships as [you] do not know how much traffic and thus advertising revenue will result until those contracts are signed and those programs are launched." Please revise or advise.

Liquidity and Capital Resources, page 14

3.　　We note your response to prior comment 7. Since it appears that cash flows from your contracts and other revenue sources are not reasonably assured, please revise the last paragraph accordingly.

Business, page 17
Recent Developments, page 17

4.　　In your discussion about acquiring content from vendors such as Image Entertainment once funding becomes available, you state you "intend to finish our private investment and future investment monies to provide funding for this and other similar contracts." Please clarify this statement and explain what these investment monies are and the amount remaining. Since you also state that you will likely undertake additional financing efforts in the future, clarify the significance of such additional financing efforts to your liquidity and capital resources. We note your disclosure on page 14 that the company has ample capital and cash flow to meet all operating needs for the foreseeable future.

Certain Relationships and Related Transactions, page 21
7. Capital Stock, page F-25

5.   We note your response to prior comment 15. As previously requested, please revise the last sentence in the first paragraph on page 21 and the last sentence in the fourth paragraph on page F-25 to state that the options were expensed as professional services instead of "consulting expense."

Security Ownership of Certain Beneficial Owners and Management, page 23

6.   We note your response to comment 13; however, your reference is to the selling shareholder table, not the beneficial ownership table. Therefore, we reissue comment 13 in our letter dated June 3, 2008. The introductory language to the beneficial ownership table on page 23 states that beneficial owners of five percent or more of your voting power are included in the table, yet Mr. Hansen and Mr. Morris are not included even though they each own eight percent of the company's common stock according to footnote (4) at the top of page 24. Please include Mr. Hansen and Mr. Morris in your table and include all shares that they currently beneficially own or have a right to acquire beneficial ownership of within 60 days. We note that each purchased 2,000,000 shares in your private placement and each was granted 2,000,000 options.

*   *   *   *

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director

cc: Marc Ross, Esq.
      Jonathan R. Shechter, Esq.
      Sichenzia Ross Friedman Ference LLP
      Via facsimile: (212) 930-9725